METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of United States dollars)

		As at
		March 31,	December 31,
	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents		$8,974	$9,717
Accounts receivable	3	1,773	2,516
Prepaid expenses and other		758	723
Total current assets		11,505	12,956

Non-current assets
Royalty, stream, and other interests	4	254,805	255,302
Investment in Silverback		282	314
Deferred income tax assets		132	105
Total non-current assets		255,219	255,721
TOTAL ASSETS		$266,724	$268,677

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	5	$312	$1,188
Current acquisition payable		2,285	-
		2,597	1,188
Convertible loan facility	6	10,706	12,693
Total current liabilities		13,303	13,881

Non-current liabilities
Acquisition payable		-	2,233
Deferred income tax liabilities		536	536
Total non-current liabilities		536	2,769
Total liabilities		13,839	16,650

EQUITY
Share capital	10	308,915	307,848
Reserves		13,543	13,021
Deficit		(69,573)	(68,842)
Total equity		252,885	252,027
TOTAL LIABILITIES AND EQUITY		$266,724	$268,677

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 14, 2025.

Approved by the Board of Directors

“Brett Heath"	Director	“Amanda Johnston”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 2

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in thousands of United States dollars, except for share and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2025	2024

Revenue from royalty interests	7	$1,721	$1,255
Depletion on royalty interests	4	(497)	(763)
Gross profit		1,224	492

General and administrative expenses	8	(899)	(1,230)
Share-based payments	10	(546)	(549)
Loss from operations		(221)	(1,287)

Share of net income of Silverback		37	15
Mark-to-market gain (loss) on derivative loan liabilities	6	(31)	123
Interest expense	6	(448)	(504)
Finance charges	6	(80)	(85)
Foreign exchange gain (loss)		(1)	101
Other income (expenses)		38	(85)
Loss before income taxes		(706)	(1,722)
Current income tax expense	9	(52)	(38)
Deferred income tax recovery	9	27	28
Net loss and comprehensive loss		$(731)	$(1,732)

Earnings (loss) per share - basic and diluted		$(0.01)	$(0.02)
Weighted average number of shares outstanding - basic and diluted		92,341,558	91,028,583

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 3

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in thousands of United States dollars)

		Three months ended
		March 31,	March 31,
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(731)	$(1,732)
Items not affecting cash:
Depletion		497	763
Interest and accretion expense		448	504
Finance charges		80	85
Share-based payments		546	549
Share of net income of Silverback		(37)	(15)
Mark-to-market loss (gain) on derivative loan liabilities	6	31	(123)
Income tax expense		25	10
Unrealized foreign exchange gain		(8)	(141)
Other		(42)	86
		809	(14)

Payments received from derivative royalty asset		-	806

Changes in non-cash working capital items:
Accounts receivable		743	618
Prepaid expenses and other		7	(9)
Trade and other payables		(928)	(3,704)
Net cash provided by (used in) operating activities		631	(2,303)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests		-	(673)
Dividends received from Silverback		69	72
Net cash provided by (used in) investing activities		69	(601)

CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid	6	(821)	-
Finance charges paid	6	(616)	(85)
Net cash used in financing activities		(1,437)	(85)

Effect of exchange rate changes on cash and cash equivalents		(6)	(133)

Changes in cash and cash equivalents during period		(743)	(3,122)
Cash and cash equivalents, beginning of period		9,717	14,107
Cash and cash equivalents, end of period		$8,974	$10,985

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 4

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of United States dollars, except for share amounts)

	Number of shares	Share capital	Reserves	Deficit	Total equity
Balance as at December 31, 2023	90,877,231	$303,323	$12,930	$(63,366)	$252,887
Conversion of loan payable (Note 6)	429,800	1,109	-	-	1,109
Exercise of stock options	99,319	357	(357)	-	-
Shares issued on vesting of restricted share units	42,309	251	(251)	-	-
Share-based payments - stock options	-	-	211	-	211
Share-based payments - restricted share units	-	-	338	-	338
Loss for the period	-	-	-	(1,732)	(1,732)
Balance as at March 31, 2024	91,448,659	$305,040	$12,871	$(65,098)	$252,813

	Number of shares	Share capital	Reserves	Deficit	Total equity
Balance as at December 31, 2024	92,076,438	$307,848	$13,021	$(68,842)	$252,027
Conversion of loan payable (Note 6)	412,088	1,043	-	-	1,043
Shares issued on vesting of restricted share units	6,250	24	(24)	-	-
Share-based payments - stock options	-	-	191	-	191
Share-based payments - restricted share units	-	-	355	-	355
Loss for the period	-	-	-	(731)	(731)
Balance as at March 31, 2025	92,494,776	$308,915	$13,543	$(69,573)	$252,885

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 5

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in British Columbia, Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of gold, silver, and copper royalties, streams, and similar production-based interests. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $69.6 million as at March 31, 2025, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate positive cash flow in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least twelve months from the date of this report.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2024.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in thousands of United States dollars except as otherwise indicated.

(c) Future Changes to Accounting Policies

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for the three months ended March 31, 2025, and have not been early adopted by the Company. New and amended accounting standards that are not applicable to the Company have been excluded from this note. The Company is currently assessing the impact of the following new and amended standards:

  The IASB has issued classification and measurement and disclosure amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures, which are effective for years beginning on or after January 1, 2026, with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).
Condensed Interim Consolidated Financial Statements Page 6

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

  IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18") is a new standard that will provide new presentation and disclosure requirements, and which will replace IAS 1 - Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of profit or loss; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

3. ACCOUNTS RECEIVABLE

	As at
	March 31,	December 31,
	2025	2024
Royalty and stream receivables	$1,557	$2,253
GST and other recoverable taxes	197	251
Other receivables	19	12
Total accounts receivable	$1,773	$2,516

As at March 31, 2025, and December 31, 2024, the Company did not have any royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at March 31, 2025, and December 31, 2024, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	Assets	Assets	Assets	Total
As at December 31, 2023	$17,531	$232,476	$7,817	$257,824
Depletion	(2,509)	-	-	(2,509)
Reclassifications and other	10,992	(10,992)	(13)	(13)
As at December 31, 2024	$26,014	$221,484	$7,804	$255,302
Depletion	(497)	-	-	(497)
As at March 31, 2025	$25,517	$221,484	$7,804	$254,805

Historical cost	$30,703	$231,565	$7,853	$270,121
Accumulated depletion and impairments	$(5,186)	$(10,081)	$(49)	$(15,316)

(a) During the year ended December 31, 2024, the Company completed the following transactions:

Reclassifications

During the period the Company: (i) reclassified Tocantinzinho and La Guitarra from development assets to producing assets; and (ii) reclassified El Realito, which has been fully depleted, from producing assets to development assets as management does not expect any further production from El Realito without further exploration on underground potential.

Condensed Interim Consolidated Financial Statements Page 7

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. TRADE AND OTHER PAYABLES

	As at
	March 31,	December 31,
	2025	2024
Trade payables and accrued liabilities	$312	$1,164
Taxes payable	-	24
Total trade and other payables	$312	$1,188

6. LOANS PAYABLE

	A&R Loan Facility
	Debt	Derivative	Castle
	Portion	Portion	Mountain Loan	Total
As at December 31, 2023	$13,027	$561	$698	$14,286
Conversion	(1,109)	-	-	(1,109)
Interest expense	1,751	-	20	1,771
Interest payments	-	-	(58)	(58)
Principal repayment	-	-	(660)	(660)
Fair value adjustment of derivative portion	-	(493)	-	(493)
Foreign exchange adjustments	(1,044)	-	-	(1,044)
As at December 31, 2024	$12,625	$68	$-	$12,693
Conversion	(1,043)	-	-	(1,043)
Interest expense	396	-	-	396
Interest payment	(821)	-	-	(821)
Accrued fees payment	(536)	-	-	(536)
Fair value adjustment of derivative portion	-	31	-	31
Foreign exchange adjustments	(14)	-	-	(14)
As at March 31, 2025	$10,607	$99	$-	$10,706

A&R Loan Facility

In March 2019, the Company entered into a convertible loan facility with Beedie to fund acquisitions of new royalties and streams which has subsequently been amended from time to time. The loan facility bears interest on amounts advanced and a standby fee on funds available. Funds advanced are convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest).

In August 2022, the Company and Beedie closed a first supplemental loan agreement to extend the maturity date of the loan facility from April 22, 2023, to January 22, 2024. In May 2023, the Company and Beedie closed an additional supplemental loan agreement to further amend the loan facility by, among other things, extending the maturity date to May 10, 2027, increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, and increasing the interest rate from 8.0% to 10.0% per annum.

Condensed Interim Consolidated Financial Statements Page 8

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. LOANS PAYABLE (CONT'D…)

The conversion feature, prepayment options, and availability of credit under the new loan facility (together the "Derivative Loan Liabilities") have all been determined to be non-cash embedded derivatives that are not closely related to the principal amounts due under the loan facility, and as such are bifurcated from the loan facility and the Derivative Loan Liabilities will be accounted for at fair value through profit and loss. The debt portion of the loan facility along with any transaction costs and fees directly attributable to the loan facility will be included in the respective effective interest rate calculation for the debt portion and will be measured at amortized cost.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible loan facility agreement (the "A&R Loan Facility") to further amend and restate the loan facility by:

i. increasing the maximum aggregate principal amount of the facility from C$25.0 million to C$50.0 million;

ii. amending the conversion price of the C$4.2 million outstanding balance to a conversion price of C$6.00 per share under the A&R Loan Facility;

iii. a further draw down of C$12.2 million with a conversion price of C$6.00 per share to refinance the principal amount due under the Nova Loan Facility (the total C$16.4 million comprised of the C$4.2 million outstanding balance plus the C$12.2 million additional draw down being the "Principal Amount");

iv. a draw down of C$2.0 million from the A&R Loan Facility to refinance the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the Nova acquisition with a conversion price equal to the market price of the shares of Metalla at the time of conversion (the "Accrued Interest Amount");

v. a draw down of C$0.8 million to refinance the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova acquisition, which will not be convertible into Common Shares (the "Accrued Fees Amount");

vi. establishing an 18-month period whereby the interest of 10.0% per annum compounded monthly will be added to the Accrued Interest Amount and on June 1, 2025, reverting to a cash interest payment of 10.0% on a monthly basis, the additional Accrued Interest Amount having the same conversion price equal to the market price of the shares of Metalla at the time of conversion;

vii. incurring an amendment fee of C$0.1 million and any outstanding costs and expenses are to be paid by Metalla; and

viii. updated the existing security arrangements to include security to be provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility.

On December 1, 2023, following the changes to the A&R Facility and the drawdown of the C$12.2 million, the Derivative Loan Liabilities were remeasured and were assigned a fair value of $0.9 million, and the debt portion of the Principal Amount was assigned a fair value of $11.2 million for a total face value of $12.1 million (C$16.4 million). The debt portion, including any directly attributable transaction costs and fees will be accounted for at amortized cost using the implied effective interest rate of 14.6%. The Accrued Interest Amount and the Accrued Fees Amount under the A&R Loan Facility are both accounted for as loans payable which were initially valued at fair value and subsequently measured at amortized cost and are included in the total A&R Loan Facility balance.

Condensed Interim Consolidated Financial Statements Page 9

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. LOANS PAYABLE (CONT'D…)

The Derivative Loan Liabilities were remeasured at March 31, 2025, and were assigned a fair value of $0.1 million (December 31, 2024 - $0.1 million) and were calculated using a convertible debt and swaption pricing model with the following major market inputs and assumptions:

	As at
	March 31,	December 31,
	2025	2024
Maturity date	May 10, 2027	May 10, 2027
Risk free interest rate	2.33%	2.72%
Share price	C$4.16	C$3.62
Expected volatility	48%	54%
Dividend yield	$Nil	$Nil
Conversion price	C$6.00	C$6.00

On February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

On January 13, 2025, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares which were issued on February 4, 2025. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all of the Accrued Interest Amount and Accrued Fees Amount to $Nil as of the payment date.

As at March 31, 2025, under the A&R Loan Facility, the Company had C$16.4 million outstanding from the Principal Amount with a conversion price of C$6.00 per share, C$0.3 million outstanding from the Accrued Interest Amount with a conversion price equal to the market price of the shares of Metalla at the time of conversion, and had C$30.9 million available under the A&R Loan Facility with the conversion price to be determined on the date of any future advances.

For the three months ended March 31, 2025, the Company recognized finance charges of $0.1 million (March 31, 2024 - $0.1 million) related to costs associated with the A&R Loan Facility, including standby fees on the undrawn portion of the A&R Loan Facility, as well as set up and other associated costs.

Amendment to IAS 1 - Presentation of Financial Statements

The Company adopted an amendment to IAS 1 effective January 1, 2024, which requires the A&R Loan Facility to be presented as a current liability rather than a non-current liability even though the maturity date is not within the next twelve months. This is because the lender has the unconditional right to convert the debt into equity at any time, including within the next twelve months. There are no changes to the expected cash outflows from the convertible debt, and no changes to the liquidity of the Company and the maturity date of the debt remains May 10, 2027, however due to the change in IAS 1 the Company is required to disclose the A&R Loan Facility as a current liability.

Condensed Interim Consolidated Financial Statements Page 10

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

7. REVENUE

	Three months ended
	March 31,	March 31,
	2025	2024
Royalty revenue
Tocantinzinho	$760	$-
Aranzazu	468	414
Wharf	359	357
La Guitarra	84	-
La Encantada	48	100
El Realito	-	367
Total royalty revenue	1,719	1,238
Other fixed royalty payments	2	17
Total revenue	$1,721	$1,255

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
	March 31,	March 31,
	2025	2024
Compensation and benefits	$479	$663
Corporate administration	228	257
Professional fees	111	218
Listing and filing fees	81	92
Total general and administrative expenses	$899	$1,230

Condensed Interim Consolidated Financial Statements Page 11

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

9. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Three months ended
	March 31,	March 31,
	2025	2024
Loss before income taxes	$(706)	$(1,722)
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax recovery based on the above rates	(191)	(465)
Difference between Canadian and foreign tax rate	(25)	(15)
Permanent differences	152	157
Changes in unrecognized deferred tax assets	95	287
Other adjustments	(6)	46
Total income tax expense	$25	$10

Current income tax expense	$52	$38
Deferred income tax recovery	$(27)	$(28)

10. SHARE CAPITAL

Authorized share capital consists of an unlimited number of Common Shares without par value.

(a) Issued Share Capital

As at March 31, 2025, the Company had 92,494,776 Common Shares issued and outstanding (December 31, 2024 - 92,076,438).

During the three months ended March 31, 2025, the Company:

  issued 412,088 Common Shares related to the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 6); and
  issued 6,250 Common Shares related to the vesting of RSUs.

During the year ended December 31, 2024, the Company:

  issued 429,800 Common Shares related to the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 6);
  issued 250,000 Common Shares related to a private placement; and
  issued 519,407 Common Shares related to the vesting of RSUs and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

Condensed Interim Consolidated Financial Statements Page 12

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

10. SHARE CAPITAL (CONT'D…)

The continuity of stock options for the three months ended March 31, 2025, was as follows:

	Weighted Average
	Exercise Price	Number
	(C$)	Outstanding
As at December 31, 2023	$6.83	4,834,993
Granted	4.14	160,000
Exercised (1)	3.69	(820,781)
Expired	8.43	(1,176,005)
Forfeited	4.47	(115,000)
As at December 31, 2024	$7.02	2,883,207
Granted	4.41	955,000
Expired	7.66	(383,750)
As at March 31, 2025	$6.23	3,454,457

(1) During the year ended December 31, 2024, 771,063 stock options were exercised on a net exercise basis with a total of 163,999 Common Shares issued for the exercise.

During the three months ended March 31, 2025, the Company granted 955,000 stock options (December 31, 2024 - 160,000) with a weighted-average exercise price of C$4.41 (December 31, 2024 - C$4.14) and a grant date fair value of $1.1 million or $1.19 per option (December 31, 2024 - $0.2 million or $1.18 per option). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Three months	Twelve months
	ended	ended
	March 31,	December 31,
	2025	2024
Risk free interest rate	2.79%	3.62%
Expected dividend yield	0%	0%
Expected stock price volatility	51%	51%
Expected life in years	3.25	3.25
Forfeiture rate	0%	0%

Condensed Interim Consolidated Financial Statements Page 13

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

10. SHARE CAPITAL (CONT'D…)

For the three months ended March 31, 2025, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $0.2 million (March 31, 2024 - $0.2 million), with an offsetting credit to reserves. As at March 31, 2025, the weighted average remaining life of the stock options outstanding was 3.17 years (December 31, 2024 - 2.39 years). The Company's outstanding and exercisable stock options as at March 31, 2025, and their expiry dates are as follows:

	Exercise Price	Number	Number
Expiry Date	(C$)	Outstanding	Exercisable
November 6, 2025	$12.85	315,000	315,000
April 27, 2026	$11.73	310,000	310,000
August 27, 2026	$9.17	217,800	217,800
July 20, 2027	$4.33	118,800	118,800
August 16, 2027	$5.98	445,000	445,000
February 22, 2028	$4.12	100,357	100,357
December 28, 2028	$4.05	832,500	416,250
July 23, 2029	$4.14	160,000	-
February 20, 2030	$4.41	955,000	-
		3,454,457	1,923,207

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years. The continuity of RSUs for the three months ended March 31, 2025, was as follows:

Number
Outstanding
As at December 31, 2023	978,350
Granted	300,000
Settled	(305,690)
Forfeited	(75,000)
As at December 31, 2024	897,660
Granted	525,788
Settled	(6,250)
As at March 31, 2025	1,417,198

For the three months ended March 31, 2025, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $0.4 million (March 31, 2024 - $0.3 million), with an offsetting credit to reserves.

Condensed Interim Consolidated Financial Statements Page 14

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

11. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended
	March 31,	March 31,
	2025	2024
Salaries and fees	$323	$222
Share-based payments	447	473
Total related party expenses	$770	$695

As at March 31, 2025, the Company had $Nil (December 31, 2024 - $0.6 million) due to directors and management related to remuneration and expense reimbursements. As at March 31, 2025, the Company had $Nil (December 31, 2024 - $Nil) due from directors and management.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the three months ended March 31, 2025, the Company:

a) issued 412,088 Common Shares, valued at $1.0 million, for the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 6); and

b) reallocated less than $0.1 million from reserves for 6,250 RSUs that settled.

During the three months ended March 31, 2024, the Company:

a) issued 429,800 Common Shares, valued at $1.1 million, for the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 6);

b) reallocated $0.3 million from reserves for 42,309 RSUs that settled; and

c) reallocated $0.4 million from reserves for 169,196 stock options exercised.

Condensed Interim Consolidated Financial Statements Page 15

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

13. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	March 31,	December 31,
	2025	2024
Financial assets
Amortized cost:
Cash and cash equivalents	$8,974	$9,717
Royalty and stream receivables	1,557	2,253
Other receivables	216	263
Fair value through profit or loss:
Marketable securities	347	305
Total financial assets	$11,094	$12,538

Financial liabilities
Amortized cost:
Trade and other payables	$312	$1,188
Loans payable	10,607	12,625
Acquisition payables	2,285	2,233
Fair value through profit or loss:
Derivative loan liabilities	99	68
Total financial liabilities	$13,303	$16,114

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2025, and the year ended December 31, 2024.

Condensed Interim Consolidated Financial Statements Page 16

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

13. FINANCIAL INSTRUMENTS (CONT'D…)

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liabilities are carried at fair value and were valued using a swaption model, with inputs that are not observable (Note 6). Therefore, the derivative loan liabilities are classified within Level 3 of the fair value hierarchy.

Capital Risk Management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at March 31, 2025, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity Risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 6. All current liabilities with the exception of the convertible loan facility are settled within one year. The convertible loan facility has been disclosed as a current liability upon the adoption of the amendments to IAS 1 (see Note 6), however any settlement of the liability within the next twelve months would be upon conversion into Common Shares and is not expected to be settled in cash within the next twelve months.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at March 31, 2025, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $0.1 million.

Condensed Interim Consolidated Financial Statements Page 17

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

14. COMMITMENTS

As at March 31, 2025, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$312	$-	$-	$312
Loans payable principal and interest payments(1)	1,301	13,412	-	14,713
Payments related to acquisition of royalties and streams(2)	2,500	-	-	2,500
Total commitments	$4,113	$13,412	$-	$17,525

(1) Payments required to be made on the A&R Loan Facility based on the closing balance as at March 31, 2025, and assuming no conversion until maturity date.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that have not been met as of March 31, 2025.

Condensed Interim Consolidated Financial Statements Page 18